SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  January 30, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 30, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

January 30, 2006
IVANHOE ANNOUNCES PROVEN AND PROBABLE
COPPER AND GOLD RESERVES FOR OPEN-PIT MINE
AT OYU TOLGOI PROJECT, MONGOLIA
NEW INDEPENDENT GLOBAL RESOURCE ESTIMATE
FOR OYU TOLGOI COMPLEX EXPECTED SHORTLY
ULAANBAATAR, MONGOLIA — John Macken, President of Ivanhoe Mines, announced today that a new, independent estimate prepared by GRD Minproc Limited, of Perth, Australia, has upgraded the Measured and Indicated gold and copper resources contained within the planned open-pit deposits in the southern part of the company’s Oyu Tolgoi (Turquoise Hill) Project to the Proven and Probable Mineral Reserve categories. In addition, Ivanhoe and AMEC Americas Ltd. are preparing new resource estimates for the Hugo North Deposit and the Hugo North Extension onto the Ivanhoe/Entrée Gold joint venture property, which are expected to be finalized shortly. The new estimate will be the first resource update for the Oyu Tolgoi Complex since the May, 2005, AMEC estimate and will incorporate results from the past eight months of drilling.
Total Proven and Probable open-pit reserves are estimated to be 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold.
Southern Oyu Mineral Reserves – January 2006

						Recovered	Recovered
			Copper	Gold	CuEq Grade	Copper	Gold
Class	Ore (tonnes)	NSR $/t	(%)	(g/t )	(%)	(’000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000

Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000

     The key parameters in determining the Mineral Reserves are:
     1. Metal prices of US$400/oz gold and US$1.00/lb copper.
     2. Block value Net Smelter Return (NSR) cut-off grades of US$3.54/t for Southwest Oyu and $3.39/t for Central Oyu.
“As we expected, the GRD Minproc study has confirmed the economic potential of open-pit Measured and Indicated Resources, and upgraded them to Proven and Probable Reserves,” said Mr. Macken. “This is further confirmation that Oyu Tolgoi is one of the world’s largest economic, undeveloped, bulk-mineable copper and gold deposits and Ivanhoe will proceed to project development as quickly as possible.
“Development drilling is continuing to enable us to convert the inferred material in the Hugo Dummett Deposits to the measured and indicated category and to expand the Oyu Tolgoi Complex, which is still open in several directions. We also will continue exploration drilling in other areas within our significant exploration tenements.”

2

For comparison, the Measured, Indicated and Inferred Southern Oyu Resources, re-tabulated by AMEC in January, 2006, using a 0.3% copper equivalent cut-off, are as follows:

		Copper			Contained	Contained
	Resources	Grade	Gold Grade	CuEq Grade	Copper	Gold
Class	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)
Measured	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000
Indicated	992,400,000	0.47	0.27	0.64	10,280,000	8,620,000
Measured + Indicated	1,119,100,000	0.48	0.35	0.70	11,840,000	12,590,000
and, in addition
Inferred	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000
The Southern Oyu Resources were re-tabulated by AMEC using a pit shell based upon higher metal prices ($1.15/lb copper and $450/oz gold) than were used in the May, 2005, estimate and in the Mineral Reserve study ($1.00/lb copper and $400/oz gold).
For comparison, the May, 2005, Oyu Tolgoi Global Resources, using a 0.6% copper equivalent cut-off, are as follows:

				Copper	Contained Metal
	Resources	Copper	Gold	Equiv.	Copper	Gold	Copper Equiv.
Deposit	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Southern Oyu Deposits
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	465,640,000	0.62	0.43	0.89	6,360,000	6,400,000	9,150,000
Measured + Indicated	567,230,000	0.62	0.55	0.97	7,810,000	9,980,000	12,170,000
and, in addition
Inferred	88,500,000	0.47	0.41	0.73	920,000	1,170,000	1,430,000

Hugo Dummett Deposits
Indicated (Hugo North)	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000	27,580,000
Inferred (Hugo North and South)	1,071,620,000	1.07	0.21	1.20	25,220,000	7,310,000	28,350,000

Oyu Tolgoi Project Grand Total:
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
and, in addition
Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000

3

In addition to the reserves outlined in the Southern Oyu open pit, the Hugo Dummett underground deposits contain an additional Indicated resource of 582 million tonnes grading 1.89% copper and 0.41 g/t gold (a copper equivalent grade of 2.15%) at a 0.60% copper equivalent cut-off, containing:
•	approximately 24.3 billion pounds (11 million tonnes) of copper; and

•	7.6 million ounces of gold.
In addition to the Indicated resources, the Hugo Dummett Deposits also contain Inferred resources of 1.07 billion tonnes grading 1.07% copper and 0.21 g/t gold (a copper equivalent grade of 1.20%) at a 0.60% copper equivalent cut-off, containing:
•	approximately 25.2 billion pounds (11.4 million tonnes) of copper; and

•	7.3 million ounces of gold.
The May, 2005, Oyu Tolgoi resource estimates were independently prepared in accordance with the requirements set out in National Instrument 43-101 by AMEC Americas Ltd. under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons. Details of this estimate can be found in Ivanhoe’s news release dated May 3, 2005.
Ivanhoe and AMEC are preparing new resource estimates for the Hugo North and the Hugo North Extension onto the Ivanhoe/Entrée Gold joint venture property, which are expected to be finalized shortly.
Based on the findings of the independently-prepared Integrated Development Plan (IDP) for Oyu Tolgoi, announced on September 29, 2005, the project is expected to become the world’s next major copper and gold mine, with an average annual production of more than one billion pounds of copper and 330,000 ounces of gold for at least 35 years. Peak annual production is projected at more than 1.6 billion pounds of copper and 900,000 ounces of gold. Full details of the IDP are in Ivanhoe’s news release of September 29, 2005.
Qualified Persons for the Southern Oyu Reserve Estimate
Bernard Peters, B. Eng. (Mining), Aus.I.M.M. 201743, employed by GRD Minproc Limited as Principal Mining Engineer, was responsible for preparation of the technical information concerning the Mineral Reserve estimate contained in this release. A technical report will be filed on SEDAR.
Steve Blower, M.Sc. (Geology), P.Geo., employed by AMEC Americas Ltd., was responsible for preparation of the technical information concerning the Mineral Resource at Oyu Tolgoi.
Allan Haines, BSc., C. Eng., Eur. Ing., MIMMM, an employee of Steffen Robertson Kirsten (Australasia) Pty. Ltd., was responsible for preparation of the subsection on Open Pit Mine Geotechnical.
Dean David, B AppSc (Metallurgy), Aus.I.M.M.102351, employed by GRD Minproc Limited as Process Consultant, was responsible for preparation of the section processing.
The report is primarily based on Ivanhoe’s Integrated Development Plan and considers only the resources and facilities necessary to support an open-pit mine at Oyu Tolgoi. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a Pre-feasibility level or better to state the open-pit Mineral Reserve. As such, this report draws on the work in the IDP, as it is the basis of the Ivanhoe development plan.
The report is a Pre-feasibility Study and is intended to be used as the technical report under the National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Institute of Mining and Metallurgy (CIM).
Ivanhoe’s shares are listed on the New York and Toronto stock exchanges under the symbol IVN.
Ivanhoe information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, additional drilling, the Integrated Development Study, and mine development at the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.